(d)(1)(i)

August 16, 2010

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Road

Scottsdale, AZ 85258

Dear Mr. Modic:

Pursuant to the Amended and Restated Investment Management Agreement dated July 29, 2005, as amended, between ING Funds Trust and ING Investments, LLC (the “Agreement”), we hereby notify you of our intention to retain you as Manager to render investment advisory services to ING Floating Rate Fund (the “Fund”), a newly established series of ING Funds Trust, effective on or about August 16, 2010, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by adding the Fund to the Amended Schedule A of the Agreement. The Amended Schedule A, with the annual investment management fee indicated for the Fund, is attached hereto.

Please signify your acceptance to act as Manager under the Agreement with respect to the Fund by signing below where indicated.

Very sincerely,

/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
ING Funds Trust

ACCEPTED AND AGREED TO: ING Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

7337 E. Doubletree Ranch Rd.	Tel: 480-477-3000	ING Funds Trust
Scottsdale, AZ 85258-2034	Fax: 480-477-2700
www.ingfunds.com

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED MANAGEMENT AGREEMENT

between

ING FUNDS TRUST

and

ING INVESTMENTS, LLC

Name of Fund	Annual Investment Management Fee
(as a percentage of average daily net assets)

ING Classic Money Market Fund	0.25%

ING Floating Rate Fund	0.55%

ING High Yield Bond Fund	0.51% on first $500 million of assets 0.45% on next $4.5 billion of assets 0.40% on assets thereafter

ING Institutional Prime Money Market Fund	0.08%

ING Intermediate Bond Fund	0.17%